

IMPERIAL



22 March 2006

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Ltd

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of an announcement regarding natural gas exploration and development joint venture lodged with the Australian Stock Exchange Limited on 21 March 2006.

These announcements have been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/03/2006

TIME: 15:22:43

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Drilling Update

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IMPERIAL

21 March 2006

The Company Announcement Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY, NSW 2000

Dear Sir

Re: Natural Gas Exploration & Development Joint Venture
Appalachian Basin, Pennsylvania, USA
DRILLING UPDATE

The Directors of Imperial One Limited, ("Imperial") are pleased to announce that its wholly owned US subsidiary, Imperial Resources LLC, has successfully completed its first natural gas well in the United States. The well is part of an initial 10 well, natural gas drilling program in an area known as the 'Carrolltown Prospect', in the south western region of Pennsylvania. Details are as follows:

Well:	**Crimaldi #2.**
Location:	Carrolltown, Cambria County, Pennsylvania.
Status:	Reached target depth of 3,811 ft. Log data has confirmed presence of natural gas over the total depth analysed of 1,107 feet. The drilling program focused on the Upper Devonian series that contains numerous gas producing formations. The well will now be completed for production and a line is being laid for the production phase, expected to commence mid to late April 2006.
Working Interest:	75%.
Net Revenue interest:	60.9375%.
Operator:	American Natural Resources LLC, Belle Vernon, Pennsylvania.

Although Imperial will contribute on a proportional cost basis for each drilling program, Imperial contributed 100% of the cost of the first well, being US$250,000, to pay for its share of preliminary costs.

Carrolltown offers a low-cost, low risk opportunity to participate in a development drilling program, with sufficient acreage for the drilling of over 100 wells. Natural gas wells in this region are known to remain in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

Imperial One Limited ACN 002 148 361 • Level 7, 3 Spring Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

Logging of the second well in the initial 10 well Carrolltown program is expected to be completed by the 22 March 2006.

American Natural Resources LLC

In late 2005, Imperial Resources entered into a joint venture agreement with American Natural Resources LLC, ("ANR") an American company and the operator of the development drilling program. The combined experience in the oil and gas industry of the two principals of ANR totals more than 60 years. This includes their involvement in the drilling of more than 1,000 wells in the Appalachian Basin. Each has worked in various phases of the industry. The experience and knowledge obtained over the years has created the background necessary to locate and develop successful oil and gas prospects.

ANR will invest 25% of the capital in the drilling program.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). The reasons for this high rate of drilling activity lie in the characteristics of the Appalachian Basin gas wells.

Yours faithfully



Bruce McLeod
Chairman